Exhibit 99.1

BROOKFIELD APPOINTS MICHAEL MCRAITH VICE CHAIR OF

INSURANCE SOLUTIONS BUSINESS

BROOKFIELD NEWS, October 28, 2021 – Brookfield today announced the appointment of Michael McRaith as Vice Chair of its Insurance Solutions business. In this newly created role, Mr. McRaith will participate in all aspects of Brookfield’s global insurance operations.

Brookfield’s Insurance Solutions business is focused on providing capital and investment solutions that match assets and liabilities for the benefit of policyholders and other stakeholders. Leveraging Brookfield’s extensive expertise and capacity across real estate, infrastructure, renewable power and private credit, Insurance Solutions partners with leading insurers to develop portfolios with high-quality investments that generate attractive, risk-adjusted returns for insurers, policyholders, beneficiaries and other stakeholders.

Sachin Shah, CEO of Brookfield Reinsurance and head of Brookfield’s Insurance Solutions business, said, “We are pleased to welcome Michael as a key addition to our leadership team during a time of increasing growth for our business. He brings years of invaluable experience that will benefit our longstanding institutional insurance investors and support the development of new partnership and investment opportunities as we further grow our insurance platform.”

Mr. McRaith served for nearly six years as the first Director of the Federal Insurance Office in the U.S. Department of the Treasury, where he had several national and global leadership roles. Before joining Treasury, he served for more than six years as the Director of the Illinois Department of Insurance, including as an officer of the National Association of Insurance Commissioners. Mr. McRaith, a lawyer in private practice in Chicago before his government service, joins Brookfield from Blackstone, where he was most recently a Managing Director.

Brookfield Reinsurance was established by Brookfield Asset Management to serve as a new, publicly traded platform for its growing insurance business. In August 2021, Brookfield Reinsurance announced an agreement to acquire American National Group, Inc. (NASDAQ: ANAT) for $5.1 Billion, which is expected to close in the first half of 2022. In October 2021, Brookfield Reinsurance announced the closing of a $10 billion reinsurance arrangement with American Equity Investment Life Insurance Company (AEILIC), a subsidiary of American Equity Investment Life Holding Company (NYSE:AEL) (AEL). Brookfield Reinsurance holds an approximate 9.8% equity interest in AEL and has agreed to purchase additional shares of AEL’s common stock for a total equity interest of up to 19.9% (and not less than 15%).

Brookfield Asset Management Reinsurance Partners Ltd. (NYSE: BAMR; TSX: BAMR) operates a leading reinsurance business focused on providing capital-based and annuity solutions for insurance and reinsurance companies, and pension risk transfer products for pension plan sponsors. Each class A exchangeable share of Brookfield Reinsurance is exchangeable on a one-for-one basis with a class A limited voting share of Brookfield Asset Management Inc. (NYSE: BAM; TSX: BAM.A). For more information, please visit our website at www.bamr.brookfield.com.

Media Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations Rachel Powell Tel: (416) 956-5141 Email: rachel.powell@brookfield.com

Notice to Readers

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Reinsurance and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods. Particularly, statements about Brookfield Reinsurance’s agreement to acquire American National, its agreement to reinsure additional future liabilities under its reinsurance arrangement AEILIC and its agreement to acquire the additional equity interest in AEL are forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” In particular, the forward-looking statements contained in this news release include statements referring to the future state of the economy or the securities market and expected future deployment of capital and financial earnings.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Reinsurance to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business including as a result of COVID-19 and the related global economic shutdown; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including our real estate, renewable power, infrastructure, private equity, and other alternatives, including credits; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, Brookfield Reinsurance undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein (because of economic conditions, the availability of investment opportunities or otherwise), that targeted returns, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved.

Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield Reinsurance believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield Reinsurance does not make any representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.